Exhibit 1

FOR IMMEDIATE RELEASE	27 April 2020

WPP PLC (the Company)

Disclosure of Rights Attached to Equity Shares

In accordance with paragraph 9.2.6E of the Listing Rules (disclosure of rights attached to equity shares), the Company has today uploaded to the National Storage Mechanism (NSM) a copy of its articles of association, which set out the principal rights and restrictions attached to its ordinary shares.

The NSM can be accessed at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Contact:

Chris Wade, WPP

+44(0) 20 7282 4600

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